Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-201677,  333-203457 and 333-203458

Free Writing Prospectus dated June 15, 2015

Fantex, Inc.

On June 9, 2015, a media publication, attached hereto as Annex A, was released by Fortune.com (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”) and Mohamed Sanu. The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”), the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”) and the Fantex Series Kendall Wright Convertible Tracking Stock (“Fantex Series Kendall Wright” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Kendall Wright Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-203458, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Kendall Wright Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014 and the Alshon Jeffery Offering was completed on March 19, 2015.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references “Sanu . . . be[ing] a stock,” “Sanu stock,” “Sanu’s and Alshon Jeffery’s [and] Vernon Davis[’s stock,” “athlete stocks,” “Mohamed Sanu stock,” “[Sanu’s] tracking stock,” “[Sanu’s] sock” and “people can bet on [Mohamed Sanu].” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract”).  Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the Brand Agreement effective as of March 26, 2015, by and among Jack Mewhort and the Company (the “Jack Mewhort Brand Contract”). Holders of shares of the Company’s Fantex Series Kendall Wright will have no direct investment in Kendall Wright, his brand or the Brand Agreement effective as of February 15, 2015, by and among Kendall Wright and the Company (the “Kendall Wright Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Jack Mewhort Brand Contract and the Kendall Wright Brand Contract, the “Brand Contracts”).

•                  The Article references that “the stocks are meant to fluctuate based on the perceived value of the athlete, on and off the field.” The Company clarifies that the performance or market price for a Tracking Stock depends on many factors and may not reflect the performance of the associated Brand Contract or Contract Party. An investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  The Article references “all future brand income.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references that “[Mohamed Sanu] signed with Fantex Brokerages one year ago” and “[Fantex Series Mohamed] Sanu . . . began trading . . . last October.” The Company clarifies that the Mohamed Sanu Brand Contract, effective as of May 14, 2014, is by and between Mohamed Sanu and the Company. Fantex Brokerage Services (“FBS”) is the Company’s affiliated broker-dealer and the managing underwriter for all Fantex Tracking Series offerings to date. The Company further clarifies that the Mohamed Sanu Registration Statement was declared effective by the SEC on October 27, 2014 and the Mohamed Sanu Offering closed on November 3, 2014, at which time trading began.

•                  The Article references that “on June 30 [Fantex Series Mohamed Sanu] will pay its first cash dividend of 20 cents per share . . . the first dividend from a Fantex stock other than [Fantex Series] Vernon Davis, which has paid three” and “the [Fantex] stocks are paying dividends.” The Company clarifies that it declared a dividend of $0.20 per share of Fantex Series Mohamed Sanu, which is payable on July 30, 2015 to record holders of such shares at the close of business on June 30, 2015. The Company further clarifies that it declared a dividend of $0.70 per share of Fantex Series Vernon Davis, which the Company paid on August 18, 2014 to record holders of such shares at the close of business on August 15, 2014, a dividend of $0.30 per share of Fantex Series Vernon Davis, which the Company paid on November 26, 2014 to record holders of such shares at the close of business on November 25, 2014 and a dividend of $0.50 per share of Fantex Series Vernon Davis, which the Company paid on April 28, 2015 to record holders of such shares at the close of business on April 24, 2015. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

•                  The Article references “a new asset class.” The Company clarifies that shares of the Company’s Tracking Stocks are shares of common stock of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand, but will still be exposed to additional risks associated with the Company as a whole. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. A more detailed description of the risks of an investment in the Company’s Tracking Stocks and a more detailed Description of Capital Stock may be found in the Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s and Michael Brockers’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated June 9, 2015

Bengals receiver Mohamed Sanu: What it’s like to be a stock

By Daniel Roberts | June 9, 2015, 8:00 a.m. EDT

[Photo of Mohamed Sanu with the text “Mohamed Sanu of the Cincinnati Bengals waves to fans as he walks off of the field after defeating the Baltimore Ravens 27-24 at Paul Brown Stadium on October 26, 2014”]

The athlete signed with Fantex Brokerages one year ago.

Even if you’re an NFL fan, you may not be familiar with Mohamed Sanu. But enough people believed in the Cincinnati Bengals wide receiver’s “brand value” to buy 164,300 shares of a Sanu “tracking stock” from Fantex.

The Sanu stock began trading on the secondary market last October, and on June 30 it will pay its first cash dividend of 20 cents per share, Fortune has learned exclusively.

This is the first dividend from a Fantex stock other than Vernon Davis, which has paid three. Of the five Fantex stocks that are actively trading, Sanu’s, at $13, has the highest price. (Only Sanu’s and Alshon Jeffery’s are above the $10 IPO price; Vernon Davis, the biggest name Fantex has taken public thus far, is down to $8 at the time of writing.)

A reminder, for the uninformed: Fantex stocks are not truly stocks in the athlete, but stocks in Fantex, the company, which owns a 10% equity stake in all future brand income of that athlete. Fantex pays each new signee a one-time fee (Sanu got $1.56 million), which it raises in the IPO. The stocks are meant to fluctuate based on the perceived value of the athlete, on and off the field.

It all may seem pretty strange, but the stocks are paying dividends and the company continues to sign new pro athletes, so, by those metrics, the concept is working. (Fantex CEO Buck French has higher hopes that athlete stocks will become a new asset class for mainstream investors, which is a bit more unlikely.) Sanu, 25 and preparing for his fourth season in the NFL, spoke to Fortune by phone about his deal with Fantex. He spoke from his car while driving to the hospital for an appointment—he’s expecting his first child soon.

What follows is an edited transcript.

Fortune: When Fantex first approached you, did the concept seem strange to you?

Mohamed Sanu: I wouldn’t say the concept was strange—it was unique and different. And I liked that. I was intrigued by what they were trying to do with making everybody into more of a business… Which is the essence of what we already are. That was really intriguing to me and I wanted to jump on board.

What does it feel like to have people investing in a Mohamed Sanu stock?

Oh, I think it’s pretty awesome. I never thought anything like this would happen, but you never know, you just play the cards you dealt. I never thought I would be living in Kentucky, either. But I am.

Have you sought advice from the other players who’ve signed with Fantex?

I’ve spoken to Vernon [Davis] about it, not so much for advice but we talk about it because we all have unique experiences. He’s on the west side of the country, I’m on the east side, so we all have our different agendas. For example, he’s into broadcasting, and I’m more into learning about a lot of different things right now.

When you say you’re trying to learn about things, do you mean outside of football? Are you trying to set up for what’s next?

Yeah, you never know how long your football career is, man. You have to be prepared for life after football. There are a lot of guys who… football is all they have. And I love football to death, it got me here, it’s what I’ve been doing since I was nine years old, but football ends at a point in time and you’ve got to be prepared for life after football. You’ve got to be prepared to venture off and start a new path… to help your family be stabilized for the future.

Was the Fantex deal part of your planning for the future?

Definitely, Fantex is part of that, because I’m using football as my platform to catapult myself into business and learn more about business. I want to be a successful businessman outside of football. I’ve done being a successful football player, but I’m just learning about how business works. Even doing interviews like this, and talking to other business owners and picking their brain, learning how they established themselves, how they got started… You have to be real gritty with things like that, you need the determination to learn these things.

So what kind of business would you want to get into?

I have some ideas, but nothing final. I’m just bumping ideas off people and learning from them. I got a little idea brewing that I’m thinking about… but it changes often. It’s just a starting point. I know I want to do something with kids and help them become better mentally, physically and emotionally. They’re the future after we’re gone. So we have to prepare kids to be adults.

Once your tracking stock debuted, did you feel there was more pressure on you on the field?

There’s no such thing as pressure. I feel like you create your own pressure. I play football, that’s what I do, and people can bet on me if they want to, and if they don’t, then their loss. Then they don’t get a share of the wealth.

Have you talked about Fantex with your teammates, do they ask you about it, tease you about it?

Ah yeah, of course, there are guys that ask you questions, ask why you did it, and you just tell them, ‘I feel like it was best for me.’ Some guys were saying I was worth more, or I should have waited a year, but it’s like, Well, it is what it is.

Right now your stock is the highest-priced Fantex stock.

That’s because people are smart.

Do you have any endorsement deals currently, or brand partnerships?

Not many yet. I have a relationship with Nike. I’m in between marketing guys right now, I don’t have that much going on, but we’ll see, in the future.

One of the selling points Buck makes about Fantex is that Fantex doesn’t just debut the stock, it also works with athletes to help them get new deals. Is that happening?

Yeah, I am definitely working on some stuff with them, we’ve got some deals coming. It’s like a family.

[At this point Fantex CEO Buck French, who sat in on the call, added: “People are at different stages of creating market awareness, so it’s just different plans for different folks. For example, Mo had a great season last year. When Marvin Jones and A.J. Green got hurt, Mo stepped up… so we wanted to let people know how well he did, so we went on radio row during the Super Bowl and did, really, a P.R. tour about Mo… normally, no one is doing that for him. So it’s less about signing a new deal at that time than creating awareness that generates downstream opportunities later.”]

Mo, do teammates talk to each other about endorsement deals? Is that a topic of conversation in the locker room?

Not really. We talk more about the game or about NBA Finals, the Belmont Stakes, whatever is going on in sports.

Are there guys playing today, or retired, who you think have handled their brand the right way?

Yeah, a guy like Larry Fitzgerald is a phenomenal player and even better person. He’s one of those guys that knows how to conduct himself, knows how to play the game, is very intelligent with his brand building.

Okay. Congrats on expecting your first kid.

Thank you. I’m excited. He’s going to be a savage.

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